EXHIBIT 21.1
SUBSIDIARIES
GGC Pharmaceuticals, Inc.
On September 30, 2005, CytRx Corporation (the “Company”) completed the merger of CytRx Laboratories, Inc., previously a wholly owned subsidiary of the Company and the owner of its Massachusetts laboratory, with and into the Company.
RXi Pharmaceuticals Corporation (“RXi”) was incorporated in April 2006 by the Company and the four current members of RXi’s scientific advisory board for the purpose of pursuing the possible development or acquisition of RNAi-related technologies and assets. On January 8, 2007, the Company entered into a Contribution Agreement with RXi under which the Company assigned and contributed to RXi substantially all of its RNAi-related technologies and assets. As a result of the contribution, the Company now owns approximately 85% of RXi’s outstanding shares.